Exhibit 99.6

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

		June 30,	December 31,
		2021	2020
	Note	$	$
ASSETS
Current assets
Cash		30,735,284	47,731,125
Investments, at fair value	5	57,388,926	21,089,997
Amounts receivable		2,837	2,837
Prepaid expenses and deposits	6	1,746,855	1,258,203
Sales taxes recoverable		1,746,694	1,024,369
Rights-of-use assets		55,767	54,034
Financing costs		192,838	-
Total current assets		91,869,201	71,160,565
Non-current assets
Exploration and evaluation assets	3	985,305	999,234
Property and equipment	4	2,288,734	1,377,129
Total non-current assets		3,274,039	2,376,363

Total Assets		95,143,240	73,536,928
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9	2,764,361	396,451
Flow-through share premium	7	579,034	185,431
Lease liabilities		57,638	53,201
Total current liabilities		3,401,033	635,083
EQUITY
Share capital	8	101,878,614	87,668,764
Reserves	8	30,491,614	24,208,662
Deficit		(40,628,021)	(38,975,581)
Total equity		91,742,207	72,901,845

Total Equity and Liabilities		95,143,240	73,536,928
NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 13)
SUBSEQUENT EVENTS (Note 16)

These financial statements are authorized for issue by the Board of Directors on August 27, 2021. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“Douglas Hurst”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited - Expressed in Canadian Dollars)

		Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
	Note	$	$	$	$
Expenses
Corporate development and investor relations		351,209	155,435	624,885	155,435
Depreciation		125,284	4,794	220,126	6,980
Exploration and evaluation expenditures	3,9	11,261,823	582,722	18,257,533	1,310,712
Office and sundry		52,543	24,298	94,535	45,093
Professional fees	9	169,493	102,941	481,574	280,636
Salaries and consulting	9	761,118	327,750	1,262,439	768,132
Share-based compensation	9	6,939,341	3,032,801	6,939,341	3,032,801
Transfer agent and regulatory fees		62,699	49,739	102,405	55,239
Travel		38,107	31,794	38,107	61,039
Loss from operating activities		(19,761,617)	(4,312,274)	(28,020,945)	(5,716,067)
Settlement of flow-through share premium	7	1,392,296	101,117	1,577,727	101,117
Foreign exchange loss		(2,715)	(2,893)	(2,067)	(2,021)
Impairment of exploration and evaluation assets	3	(28,604)	-	(28,604)	-
Interest expense		(1,436)	-	(2,876)	-
Interest income		22,518	2,485	61,935	2,485
Net realized gains (losses) on disposal of investments	5	(12,116)	-	192,114	-
Net change in unrealized gains on investments	5	22,130,578	14,898,946	24,570,276	9,695,405
(Loss) income and comprehensive (loss) income for the period		3,738,904	10,687,381	(1,652,440)	4,080,919
(Loss) earnings per share – basic ($)		0.02	0.11	(0.01)	0.05
(Loss) earnings per share – diluted ($)		0.02	0.09	(0.01)	0.04
Weighted average number of shares outstanding
Basic	10	152,036,031	97,481,889	150,540,230	90,306,501
Diluted	10	162,650,447	122,529,753	150,540,230	115,354,365

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Six months ended June 30,
	2021	2020
	$	$
Cash flows from operating activities
(Loss) income for the period	(1,652,440)	4,080,919
Adjustments for:
Depreciation	220,126	6,980
Impairment of exploration and evaluation assets	28,604	-
Interest expense	2,876	-
Settlement of flow-through share premium	(1,577,727)	(101,117)
Share-based compensation	6,939,341	3,032,801
Net realized (gains) on disposal of investments	(192,114)	-
Net change in unrealized (gains) on investments	(24,570,276)	(9,695,405)
	(20,801,610)	(2,675,822)
Change in non-cash working capital items:
Decrease in amounts receivable	-	43,248
(Increase) in prepaid expenses and deposits	(488,652)	(426,632)
(Increase) decrease in sales taxes recoverable	(722,325)	96,454
Increase in accounts payable and accrued liabilities	2,367,910	110,211
(Increase) in other	-	(317,654)
Net cash used in operating activities	(19,644,677)	(3,170,195)
Cash flows from investing activities
Purchase of exploration and evaluation assets	-	(100,000)
Expenditures on claims staking	(14,675)	(38,505)
Proceeds on disposal of investments	1,313,462	-
Purchases of investments	(12,850,001)	-
Purchases of property and equipment	(1,082,903)	(189,403)
Net cash used in investing activities	(12,634,117)	(327,908)
Cash flows from financing activities
Issuance of common shares in private placements	14,999,250	7,118,196
Share issue costs	(587,641)	(126,187)
Stock options exercised	610,388	904,500
Warrants exercised	502,794	-
Financing costs	(192,838)	-
Lease payments	(46,124)	-
Interest expense on lease liabilities	(2,876)	-
Net cash generated from financing activities	15,282,953	7,896,509
Net (decrease) increase in cash	(16,995,841)	4,398,406
Cash at beginning of period	47,731,125	7,336,638
Cash at end of period	30,735,284	11,735,044

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 11)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars)

	Share capital		Reserves
			Equity settled
	Number	Amount	share-based payments	Warrants	Deficit	Total equity
	of shares	$	$	$	$	$
Balance at December 31, 2019	78,924,249	10,735,862	2,415,009	2,252,458	(6,441,142)	8,962,187
Shares issued in private placement	15,000,000	16,736,110	-	-	-	16,736,110
Flow-through shares issued in private placements	4,860,982	7,118,196	-	-	-	7,118,196
Share issue costs	-	(126,187)	-	-	-	(126,187)
Agents’ warrants issued	-	(42,183)	-	42,183	-	-
Flow-through share premium	-	(1,957,619)	-	-	-	(1,957,619)
Share-based compensation	-	-	3,032,801	-	-	3,032,801
Stock options exercised	2,915,000	1,544,670	(640,170)	-	-	904,500
Total comprehensive income for the period	-	-	-	-	4,080,919	4,080,919
Balance at June 30, 2020	101,700,231	34,008,849	4,807,640	2,294,641	(2,360,223)	38,750,907
Shares issued in initial public offering	24,150,000	31,395,000	-	-	-	31,395,000
Share issue costs	-	(2,906,419)	-	-	-	(2,906,419)
Agents’ warrants issued	-	(771,769)	-	771,769	-	-
Share-based compensation	-	-	23,424,534	-	-	23,424,534
Stock options exercised	6,280,000	10,659,961	(4,527,837)	-	-	6,132,124
Warrants exercised	16,554,292	15,283,142	-	(2,562,085)	-	12,721,057
Total comprehensive loss for the period	-	-	-	-	(36,615,358)	(36,615,358)
Balance at December 31, 2020	148,684,523	87,668,764	23,704,337	504,325	(38,975,581)	72,901,845
Flow-through shares issued in private placements	2,857,000	14,999,250	-	-	-	14,999,250
Share issue costs	-	(587,641)	-	-	-	(587,641)
Flow-through share premium	-	(1,971,330)	-	-	-	(1,971,330)
Share-based compensation	-	-	6,939,341	-	-	6,939,341
Stock options exercised	716,750	1,045,554	(435,166)	-	-	610,388
Warrants exercised	383,448	724,017	-	(221,223)	-	502,794
Total comprehensive loss for the period	-	-	-	-	(1,652,440)	(1,652,440)
Balance at June 30, 2021	152,641,721	101,878,614	30,208,512	283,102	(40,628,021)	91,742,207

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These condensed interim financial statements were approved by the Board of Directors of the Company on August 27, 2021.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a) Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting”.

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and included in Part I of the Handbook of the Chartered Professional Accountants of Canada and consistent with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Basis of presentation

These condensed interim financial statements have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of share-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of Flow-Through Premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Management has determined that there were indicators of impairment as at June 30, 2021 and has impaired $28,604 (June 30, 2020 - $Nil) in exploration and evaluation assets. Refer to Note 3 for further information.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.            EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at June 30, 2021 and December 31, 2020:

	Newfoundland
	Queensway(i)	Other	Ontario(ii)	Total
Six months ended June 30, 2021	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2020	685,930	13,100	300,204	999,234
Additions
Staking costs	14,675	-	-	14,675
Impairment of exploration and evaluation assets	-	-	(28,604)	(28,604)
Balance at June 30, 2021	700,605	13,100	271,600	985,305
Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	2,777,282	-	6,796	2,784,078
Drilling	7,880,535	-	-	7,880,535
Environmental studies	158,684	-	-	158,684
Geophysics	2,170,422	-	69,498	2,239,920
Mapping & imaging	93,337	-	-	93,337
Office & general	246,082	-	-	246,082
Property taxes, mining leases and rent	30,452	-	132	30,584
Reclamation	220,340	-	-	220,340
Salaries & consulting	2,476,829	6,520	34,225	2,517,574
Supplies & equipment	1,616,007	-	16,533	1,632,540
Technical reports	278,350	-	22,479	300,829
Travel & accommodations	221,812	-	678	222,490
Trenching	200	-	6,840	7,040
Exploration cost recovery	(76,500)	-	-	(76,500)
	18,093,832	6,520	157,181	18,257,533
Cumulative exploration expense – June 30, 2021	28,339,377	52,371	1,444,132	29,835,880

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
	Queensway(i)	Other	Ontario(ii)	Total
Six months ended June 30, 2020	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	-	25,000	100,000
Balance as at June 30, 2020	733,700	16,500	450,516	1,200,716
Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,542,344	-	837,133	3,379,477
Assays	104,487	414	211	105,112
Geophysics	611,523	-	-	611,523
Office	821	-	-	821
Property taxes, mining leases and rent	26,020	-	400	26,420
Salaries & consulting	297,543	8,300	36,613	342,456
Supplies & equipment	164,539	-	18,631	183,170
Travel & accommodations	26,439	-	76	26,515
Trenching	13,510	-	31,865	45,375
Exploration cost recovery	(30,680)	-	-	(30,680)
	1,214,202	8,714	87,796	1,310,712
Cumulative exploration expense – June 30, 2020	3,756,546	8,714	924,929	4,690,189

(i) Queensway Project – Gander, Newfoundland

As at June 30, 2021, the Company owns a 100% interest in 86 (December 31, 2020 – 86) mineral licenses including 6,041 (December 31, 2020 – 6,041) claims comprising 151,030 (December 31, 2020 – 151,030) hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.6% to 2.5% which can be reduced to 0.5% to 1.6%, at the Company’s option, with payments ranging from $250,000 to $ 1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

(ii) Ontario Projects

As at June 30, 2021, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 (December 31, 2020 – 11,684) hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

During the six months ended June 30, 2021, the Company recorded an impairment of $28,604 (six months ended June 30, 2020 - $Nil) in acquisition costs related to Ontario projects no longer being explored.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

4.            PROPERTY AND EQUIPMENT

	Property and	Computer	Geological
	Buildings	Equipment	Equipment	Vehicles	Total
	$	$	$	$	$
Cost
Balance at January 1, 2020	-	-	-	45,949	45,949
Additions	836,009	15,860	336,020	258,551	1,446,440
Balance at December 31, 2020	836,009	15,860	336,020	304,500	1,492,389
Additions	449,247	13,429	451,067	169,160	1,082,903
Balance at June 30, 2021	1,285,256	29,289	787,087	473,660	2,575,292
Accumulated Depreciation
Balance at January 1, 2020	-	-	-	16,800	16,800
Depreciation	6,998	4,090	45,474	41,898	98,460
Balance at December 31, 2020	6,998	4,090	45,474	58,698	115,260
Depreciation	20,684	5,006	89,310	56,298	171,298
Balance at June 30, 2021	27,682	9,096	134,784	114,996	286,558
Carrying Amount
At December 31, 2020	829,011	11,770	290,546	245,802	1,377,129
At June 30, 2021	1,257,574	20,193	652,303	358,664	2,288,734

5.	INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consists of the following as at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
	$	$
Equities held (i)	46,676,739	21,089,997
Warrants held (ii)	10,712,187	-
Total Investments	57,388,926	21,089,997

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

 (Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.            INVESTMENTS (continued)

(i) Equities held

The Company held the following equities as at June 30, 2021 and December 31, 2020:

			Fair Value
		Cost	June 30, 2021
	Quantity	$	$
Exploits Discovery Corp.(1)	13,229,466	8,462,704	13,327,577
Labrador Gold Corp.	12,555,556	8,850,000	19,461,112
Novo Resources Corp.	6,645,000	16,014,450	13,888,050
Total Equities		33,327,154	46,676,739

(1) 6,562,799 shares of the Exploits Discovery Corp. investment is subject to certain resale restrictions expiring December 8, 2021 and was discounted in the amount of $695,657 at June 30, 2021.

			Fair Value
			December 31,
		Cost	2020
	Quantity	$	$
Exploits Discovery Corp.(1)	6,562,799	4,462,703	3,957,368
MetalsTech Limited	3,000,000	586,920	604,852
Novo Resources Corp.	6,944,444	16,736,110	16,527,777
Total Equities		21,785,733	21,089,997

(1) 6,562,799 shares of the Exploits Discovery Corp. investment is subject to certain resale restrictions expiring December 8, 2021 and was discounted in the amount of $439,708 at December 31, 2020.

(ii) Warrants held

The Company held the following warrants as at June 30, 2021 and December 31, 2020:

			Fair Value
		Cost	June 30, 2021
	Quantity	$	$
Exploits Discovery Corp.	6,666,667	-	3,830,144
Labrador Gold Corp.	6,277,778	-	6,882,043
Total Warrants		-	10,712,187

The Company did not hold any investments in warrants as at December 31, 2020.

Warrants held by the Company are classified at fair value through profit or loss, with any gains or losses arising on remeasurement recognized in profit or loss. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

An analysis of investments including related gains and losses for the six months ended June 30, 2021 and 2020 is as follows:

	Six months ended June 30,
	2021	2020
	$	$
Investments, beginning of period	21,089,997	114,937
Investments received in private placement	-	16,736,110
Purchase of investments	12,850,001	-
Disposition of investments	(1,313,462)	-
Realized gain on investments	192,114	-
Unrealized gain (loss) on investments	24,570,276	9,695,405
Investments, end of period	57,388,926	26,546,452

6.	PREPAID EXPENSES AND DEPOSITS

	June 30,	December 31,
	2021	2020
	$	$
Prepaid expenses	1,258,242	761,595
Mineral license deposits	488,613	496,608
Prepaid expenses and deposits, end of period	1,746,855	1,258,203

7.	FLOW-THROUGH SHARE PREMIUM

	Issued	Issued	Issued
	June 4, 2020	June 10, 2020	April 8, 2021	Total
	$	$	$	$
Balance at December 31, 2019	-	-	-	-
Liability incurred on flow-through shares issued	1,697,704	259,915	-	1,957,619
Settlement of flow-through share premium on expenditures incurred	(1,536,893)	(235,295)	-	(1,772,188)
Balance at December 31, 2020	160,811	24,620	-	185,431
Liability incurred on flow-through shares issued	-	-	1,971,330	1,971,330
Settlement of flow-through share premium on expenditures incurred	(160,811)	(24,620)	(1,392,296)	(1,577,727)
Balance at June 30, 2021	-	-	579,034	579,034

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”). As at June 30, 2021, the Company incurred $11,267,811 in Qualifying CEE and amortized a total of $1,577,727 of its flow-through liabilities.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.	FLOW-THROUGH SHARE PREMIUM (continued)

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at June 30, 2021, the Company must spend another $4,405,694 of Qualifying CEE within one year to satisfy the remaining flow-through obligations.

8.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At June 30, 2021, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2021

During the six months ended June 30, 2021, 716,750 stock options were exercised at a weighted average exercise price of $0.85 per share for gross proceeds of $610,388.

During the six months ended June 30, 2021, 383,448 warrants were exercised at a weighted average exercise price of $1.31 per share for gross proceeds of $502,794.

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

Details of Common Shares Issued in 2020

During fiscal 2020, 9,195,000 stock options were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $7,036,624.

During fiscal 2020, 16,554,292 warrants were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $12,721,057.

On March 6, 2020, the Company completed a private placement financing consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from the date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,697,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 13, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 per share for 12 months from the date of issue in connection with the initial public offering.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

The continuity of share purchase options for the six months ended June 30, 2021 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December			Cancelled/	June	June
Expiry date	Price	31, 2020	Granted	Exercised	Expired	30, 2021	30, 2021
February 20, 2022	$0.15	75,000	-	(75,000)	-	-	-
September 30, 2023	$0.40	250,000	-	(100,000)	-	150,000	150,000
December 17, 2024	$0.50	2,685,000	-	(410,000)	-	2,275,000	2,275,000
April 18, 2025	$1.00	1,500,000	-	-	-	1,500,000	1,500,000
May 23, 2025	$1.075	225,000	-	-	-	225,000	225,000
August 11, 2025	$1.40	2,965,000	-	(15,000)	-	2,950,000	2,950,000
September 3, 2025	$2.07	215,000	-	(76,000)	-	139,000	139,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,242,500	-	(37,500)	-	6,205,000	6,205,000
April 29, 2026	$6.79	-	1,369,000	(3,250)	-	1,365,750	1,122,750
May 17, 2026(i)	$8.62	-	200,000	-	-	200,000	-
		14,182,500	1,569,000	(716,750)	-	15,034,750	14,591,750
Weighted average exercise price $		2.36	-	0.61	-	2.92	2.77
Weighted average contractual remaining life (years)		4.58	-	-	-	4.20	4.18

(i)       Subject to shareholder approval.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the six months ended June 30, 2020 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December			Cancelled/	June	June
Expiry date	Price	31, 2019	Granted	Exercised	Expired	30, 2020	30, 2020
February 20, 2022	$0.15	1,930,000	-	(1,580,000)	-	350,000	350,000
September 30, 2023	$0.40	350,000	-	-	-	350,000	350,000
December 17, 2024	$0.50	5,605,000	-	(1,335,000)	-	4,270,000	4,270,000
April 18, 2025	$1.00	-	2,300,000	-	-	2,300,000	2,300,000
May 23, 2025	$1.075	-	1,670,000	-	-	1,670,000	1,670,000
		7,885,000	3,970,000	(2,915,000)	-	8,940,000	8,940,000
Weighted average exercise price $		0.41	1.03	0.31	-	0.72	0.72
Weighted average contractual remaining life (years)		4.22	4.84	-	-	4.48	4.48

The weighted average fair value of share purchase options exercised during the six months ended June 30, 2021 is $0.61 (six months ended June 30, 2020 – $0.31).

The weighted average fair value of share purchase options granted during the six months ended June 30, 2021 is $6.01 (six months ended June 30, 2020 – $0.76).

The weighted average share price of share purchase options exercised at the date of exercise during the six months ended June 30, 2021 is $8.21 (six months ended June 30, 2020 – $1.30).

Options were priced based on the Black- Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Six months ended June 30,
	2021	2020
Risk-free interest rate	0.95%	0.42%
Expected option life in years	5.0	5.0
Expected share price volatility(i)	91.1%	100%
Grant date share price	$7.066	$1.0375
Expected forfeiture rate	-	-
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

Warrants

The continuity of warrants for the six months ended June 30, 2021 is as follows:

		Outstanding				Outstanding
	Exercise	December			Cancelled/	June
Expiry date	Price	31, 2020	Issued	Exercised	Expired	30, 2021
August 11, 2021	$1.30	714,462	-	(238,155)	-	476,307
August 13, 2021	$1.30	113,399	-	(113,399)	-	-
May 12, 2022	$1.30	39,475	-	(6,230)	-	33,245
May 13, 2022	$1.50	36,052	-	(11,672)	-	24,380
June 4, 2022	$1.50	25,845	-	(9,885)	-	15,960
June 10, 2022	$1.30	4,107	-	(4,107)	-	-
		933,340	-	(383,448)	-	549,892
Weighted average exercise price $		1.31	-	1.31	-	1.31
Weighted average contractual remaining life (years)		0.70	-	-	-	0.22

The continuity of warrants for the six months ended June 30, 2020 is as follows:

		Outstanding				Outstanding
	Exercise	December			Cancelled/	June
Expiry date	Price	31, 2019	Issued	Exercised	Expired	30, 2020
May 12, 2022	$1.30	-	39,475	-	-	39,475
May 13, 2022	$1.50	-	36,052	-	-	36,052
June 4, 2022	$1.50	-	28,230	-	-	28,230
June 10, 2022	$1.30	-	4,107	-	-	4,107
November 29, 2022	$0.75	16,000,000	-	-	-	16,000,000
		16,000,000	107,864	-	-	16,107,864
Weighted average exercise price $		0.75	1.42	-	-	0.75
Weighted average contractual remaining life (years)		2.92	1.89	-	-	2.41

The weighted average fair value of warrants exercised during the six months ended June 30, 2021 is $0.58 (six months ended June 30, 2020 - $Nil).

The weighted average fair value of warrants issued during the six months ended June 30, 2021 is $Nil (six months ended June 30, 2020 - $0.38).

The weighted average share price of warrants exercised at the date of exercise during the six months ended June 30, 2021 is $6.11 (six months ended June 30, 2020 – $Nil).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

Warrants were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of warrants issued:

	Six months ended June 30,
	2021	2020
Risk-free interest rate	-	0.29%
Expected option life in years	-	2.0
Expected share price volatility(i)	-	84%
Grant date share price	-	1.0375
Expected forfeiture rate	-	-
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. and Mexican Gold Mining Corp., is as follows:

	Six months ended June 31,
	2021	2020
	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(578,749)	(69,511)
Amounts paid to Mexican Gold Mining Corp. (ii) for legal fees	-	(127,234)
Options exercised by members of key management	90,000	500,000

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

(ii)	Mexican Gold Mining Corp. is a related entity having the following common director and officer to the Company: John Anderson, Director, Michael Kanevsky, Chief Financial Officer. On January 26, 2020 the Company entered into a binding letter agreement with Mexican Gold Mining Corp. (“MGMC”) to have all of the issued and outstanding shares of the Company acquired by MGMC. On February 19, 2020, the Company announced that the binding letter agreement was mutually terminated.

As at June 30, 2021, $541,732 is included in accounts payable and accrued liabilities for amounts owed to GoldSpot Discoveries Inc. (December 31, 2020 - $Nil owed to related corporations).

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

	Salaries and	Share-based		Six months ended
	Consulting	compensation	Bonus	June 30, 2021
	$	$	$	$
Executive Chairman	150,000	1,291,220	100,000	1,541,220
Chief Executive Officer	150,000	1,291,220	100,000	1,541,220
President	105,000	1,291,220	70,000	1,466,220
Chief Financial Officer	27,000	-	-	27,000
Chief Operating Officer	97,500	544,192	65,000	706,692
Non-executive directors	32,129	1,546,426	-	1,578,555
Total	561,629	5,964,278	335,000	6,860,907

	Salaries and	Share-based		Six months ended
	Consulting	compensation	Bonus	June 30, 2020
	$	$	$	$
Executive Chairman	119,069	1,183,282	-	1,302,351
Chief Executive Officer	100,000	1,434,601	250,000	1,784,601
President	90,000	113,932	-	203,932
Chief Financial Officer	23,400	-	-	23,400
Chief Operating Officer	65,000	-	-	65,000
Non-executive directors	-	56,966	-	56,966
Total	397,469	2,788,781	250,000	3,436,250

As at June 30, 2021, $16,250 is included in accounts payable and accrued liabilities for amounts owed to the Chief Operating Officer (December 31, 2020 - $Nil owed to key management personnel).

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

10.	BASIC AND DILUTED EARNINGS PER COMMON SHARE

Diluted earnings per common share is calculated based on the following weighted average number of common shares outstanding:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Basic weighted average number of common shares outstanding	152,036,031	97,481,889	150,540,230	90,306,501
Effect of dilutive securities:
Share purchase options	10,143,967	8,940,000	-	8,940,000
Share purchase warrants	470,449	16,107,864	-	16,107,864
Diluted weighted average number of common shares outstanding	162,650,447	122,529,753	150,540,230	115,354,365

The following table lists the number of share purchase options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the Company’s common share or are anti-dilutive during the respective periods as follows:

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	BASIC AND DILUTED EARNINGS PER COMMON SHARE (continued)

	Three months ended June 30,		Six months ended June 30
	2021	2020	2021	2020
Share purchase options	443,000	-	14,791,750	-
Share purchase warrants	-	-	549,892	-
Total	443,000	-	15,341,642	-

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Six months ended June 30,
	2021	2020
	$	$
Non-cash investing and financing activities:
Agents warrants issued in private placements	-	42,183
Investments received for private placement	-	16,736,110
Right-of-use assets	55,767	-
Cash paid for income taxes	-	-
Cash paid for interest	-	-

12.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

13.	COMMITMENTS

The following table summarizes the Company’s long-term commitments as at June 30, 2021:

				4-5	More than
	1 Year	2 Years	3 Years	Years	5 Years
	$	$	$	$	$
Lease obligations	57,638	-	-	-	-

The Company is required to spend approximately $1,443,589 over the next 12 months to keep all claims owned in good standing.

The following table summarizes the Company’s long-term commitments as at December 31, 2020:

				4-5	More than
	1 Year	2 Years	3 Years	Years	5 Years
	$	$	$	$	$
Lease obligations	53,201	-	-	-	-

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which include equities and warrants held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s warrants held are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions and as such are classified within level 2 of the fair value hierarchy.

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1	Level 2	Level 3	Total
		$	$	$	$

Recurring measurements	Carrying amount	Fair value
Investments, at fair value
June 30, 2021	57,388,926	40,415,829	16,973,097	-	57,388,926
December 31, 2020	21,089,997	17,132,629	3,957,368	-	21,089,997

There was no movement between levels during the six months ended June 30, 2021.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk during the six months ended June 30, 2021 and 2020.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at June 30, 2021, the Company has total liabilities of $3,401,033 and cash of $30,735,284 which is available to discharge these liabilities (December 31, 2020 – total liabilities of $635,083 and cash of $47,731,125). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2020.

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at June 30, 2021 would not have a material impact on the Company’s net earnings and other comprehensive income.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

(iii) Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv) Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at June 30, 2021 would change the Company’s net income (loss) by $5,738,893 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2020.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at June 30, 2021 totalled $91,742,207 (December 31, 2020 - $72,901,845). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2021.

16.	SUBSEQUENT EVENTS

Prospectus Offering

Subsequent to June 30, 2021, the Company completed a bought deal financing of 5,048,500 flow-through common shares at a price of $11.39 per flow-through share for gross proceeds of $57,502,415 which includes the full exercise of the Underwriters' over-allotment option. The Company paid the Underwriters a cash fee of $2,734,547 in connection with the financing.

Stock Options Exercised

Subsequent to June 30, 2021, 534,500 stock options were exercised at a weighted average exercise price of $1.04 for gross proceeds of $553,620.

Stock Options Expired

Subsequent to June 30, 2021, 35,000 stock options with an exercise price of $6.79 expired.

Warrants Exercised

Subsequent to June 30, 2021, 476,307 warrants were exercised at an exercise price of $1.30 for gross proceeds of $619,199.